Room 4561

June 5, 2006

Boaz Raviv
Chief Executive Officer
RADVISION Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719
Israel

> **Re:** **RADVISION Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **File No. 0-29871**

Dear Mr. Raviv:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Controls and Procedures, page 106

1.   We note your discussion of the inherent limitations of internal control systems and your statement that "even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation." Tell us, and revise future filings to state clearly, if true, whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, all references to the level of assurance of your disclosure controls and procedures may be removed from your

disclosures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

2.   Tell us, and disclose in future filings, any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Consolidated Statements of Income, page F-4

3.   We note that the cost of revenues for services and selling and marketing expenses line items have been designated as "reclassified." Tell us, in reasonable detail, the nature of the expenses involved, why the reclassification was necessary and how you considered paragraph 13 of APB Opinion 20 in determining that prospective presentation was appropriate.

Note 2 - Significant Accounting Policies

(h) Inventories, page F-12

4.   We note that you recorded a provision for slow-moving items or technological obsolescence of $1,505 and $895 in 2004 and 2005, respectively. Within the schedule of valuation and qualifying accounts (page 112) we also note an apparent reversal, or benefit, of $858 in 2003. Tell us the circumstances surrounding this adjustment and quantify the impact, if any, on your statement of operations.

(m) Revenue Recognition, pages F-13 through F-15

5.   We note that your income statement presentation of revenue includes products, license and royalties and services. Tell us the nature of the items classified in each category. That is, clarify where the "systems" and "solutions" described throughout your filing, and their various components, are classified.

6.   Clarify how your revenue recognition policy addresses sales of hardware. Statements on page 49 indicate that "networking products" are sold on a stand-alone basis and that revenue is recognized upon shipment. Disclosures elsewhere in your filing indicate that your products are offered as part of a "system" or "solution", which suggests multiple element arrangements. Where hardware is sold as part of a multiple element arrangement, describe your consideration of EITF 00-21 and EITF 03-5 in determining your revenue recognition policies.

7.   With regard to your multiple element arrangements, your disclosures suggest that the only element for which you have not established VSOE is the software (page

46). Clarify the elements typically contained in your multiple element arrangements and confirm whether, and how, you have established VSOE for each individual element.

8. We note from your footnote disclosure that percentage of completion is determined based on the "output method." Within your discussion of critical accounting policies, however, you describe a calculation "using estimated hours incurred to date relative to the total expected hours for the entire project", an apparent input method. Please clarify. In addition, tell us the amount of revenue recognized from such arrangements in each of the years presented, and where these amounts are included in your income statement.

Commitments and Contingencies, pages F-23 and F-25

9. With regard to the 2003 infringement claim and stamp tax duties described in this section, tell us how you believe your disclosures satisfy the requirements of SFAS 5. Tell us the amounts claimed by the other parties and, where you have recorded provisions for estimated losses, tell us the amounts accrued and how you considered paragraph 9 of that standard in determining not to disclose the amounts accrued.

10. With regard to the 1998 allegations of infringement, further explain the circumstances surrounding this claim. Your response should include, but not be limited to, the amounts involved, a discussion of the identify of the related party to whom the complaint was made, why this related party is involved in discussions regarding alleged infringement by the Company and why the third party has not contacted the Company directly.

Schedule II – Valuation and Qualifying Accounts, page 112

11. With regard to the adjustments to the deferred tax asset valuation allowance made directly to shareholders' equity in each of the years presented, tell us the nature of these charges and describe your compliance with the provisions of SFAS 109.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

Stephen G. Krikorian
Branch Chief - Accounting